ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 3, 2023

David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Cboe Vest 1 Year Interest Rate Hedge ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Orlic:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 852 to the Trust’s Registration Statement on Form N-1A filed January 27, 2023 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
In addition, as discussed with the Staff prior to the submission of this letter, please note that the Fund’s name will be revised to “Cboe Vest 2 Year Interest Rate Hedge ETF”. Further, consistent with the name change, the Fund’s investment objective will be changed from “[t]he Fund seeks to provide a hedge against, and generate capital appreciation from, rising 1-year interest rates” to “[t]he Fund seeks to provide a hedge against, and generate capital appreciation from, rising 2-year interest rates.” The Prospectus and Statement of Additional Information will be updated to reflect these changes.
Comment 1.Please provide a completed fee table and confirm that there are not any fee waiver or expense reimbursement arrangements.
Response:    The Trust so confirms. The fees and expenses table for the Fund will appear as follows:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%
(1) Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$271

Comment 2.The “Principal Investment Strategy” section states: “[i]n addition, the Fund will take long or short positions in interest rate payer or receiver swaptions to limit losses and gains.” Please confirm that expenses related to short positions are included in the “other expenses” line item in the Fund’s fees and expenses table.
Response:    The Trust confirms that expenses related to short positions, to the extent incurred, will be included in the “other expenses” line item in the Fund’s fees and expenses table. Such expenses are not anticipated for the current fiscal year.
Comment 3.The “Principal Investment Strategy” section states that the Fund may invest in other ETFs. Please confirm that a separate “acquired fund fees and expenses” (“AFFE”) line item will be included in the Fund’s fees and expenses table.
Response:    The Trust confirms that, if AFFE is incurred, it will in the future be included in a separate line item in the Fund’s fees and expenses table. However, such expenses are not anticipated for the current fiscal year and, consequently, such line item is not included in the Fund’s fees and expenses table.
Comment 4.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 5.Please consider including risk disclose that the purchase and redemption of creation units for cash may cause the Fund to incur brokerage costs, which may impact the Fund’s NAV.
Response:    The requested change has been made.

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If you have any questions regarding the above response, please do not hesitate to contact me at (248) 881-7509 or isabella.zoller@usbank.com.
Sincerely,

/s/ Isabella K. Zoller
Isabella K. Zoller
Secretary
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